UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14D-1(B) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Rio Narcea Gold Mines Ltd.
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

4352351 Canada Inc. (Formerly 0766284 B.C. Ltd.)
(Bidder)

Common Shares Without Par Value
(Title of Class of Securities)

766909105
(CUSIP Number of Class of Securities)

Kevin Hisko 0766284 B.C. Ltd. 888 Dunsmuir Street, Suite 1100 Vancouver, B.C., V6C 3K4 (604) 689-7842
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

With a copy to:

Adam M. Givertz
Shearman & Sterling LLP
199 Bay Street, Suite 4405
Commerce Court West
Toronto, Ontario M5B 1E8
(212) 360-8484

April 20, 2007
(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE*
Transaction Valuation	Amount of Filing Fee
US$128,378,106.71	US$3,941.21

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,941.21 Form or Registration No.: 005.78301 Filing Party: 0766284 B.C. Ltd. Date Filed: July 3, 2007 Form: 14D-1F

*

Estimated solely for the purpose of calculating the filing fee pursuant to General Instruction II.C to Schedule 14D-1F, the transaction value of the subject company's common shares held in the United States, assuming acceptance of the Offer by all holders of the subject company's common shares in the United States, is calculated as follows: the product of (x) 24,804,967, the number of subject company common shares estimated to be held by in the United States, (y) CDN$5.50, the price to be paid per common share of the subject company pursuant to the Offer, and (z) 0.9410, the inverse of the Federal Reserve Bank of New York's noon buying rate for Canadian dollars on June 28, 2007.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

(a)    Offer to Purchase and Circular dated as of April 20, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery.(1)
(b)    Notice of Extension dated as of May 29, 2007.(2)
(c)    Notice of Extension dated as of June 8, 2007.(3)
(d)    Notice of Variation and Extension dated as of June 29, 2007.(4)
(e)    Notice of Extension dated as of July 17, 2007.

Item 2. Informational Legends

(a)    See inside front cover of Offer to Purchase and Circular dated as of April 20, 2007.(1)
(b)    See inside front cover of Notice of Extension dated as of May 29, 2007.(2)
(c)    See inside front cover of Notice of Extension dated as of June 8, 2007.(3)
(d)    See page iii of Notice of Variation and Extension dated as of June 29, 2007.(4)
(e)    See page iii of Notice of Extension dated as of July 17, 2007.

(1)    Filed April 20, 2007
(2)    Filed May 30, 2007
(3)    Filed June 11, 2007
(4)    Filed July 3, 2007

I-1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stock broker, bank manager, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

July 17, 2007

NOTICE OF EXTENSION
by

4352351 CANADA INC.
(formerly 0766284 B.C. Ltd.)
an indirect wholly-owned subsidiary of
LUNDIN MINING CORPORATION

OFFER TO PURCHASE

all of the outstanding Common Shares and Warrants of

RIO NARCEA GOLD MINES, LTD.
for
Cdn.$1.04 cash for each Warrant
and
Cdn.$5.50 cash for each Common Share

4352351 Canada Inc. (formerly 0766284 B.C. Ltd.) (the "Offeror"), an indirect, wholly-owned subsidiary of Lundin Mining Corporation ("Lundin Mining"), hereby gives notice that it is extending its offer dated April 20, 2007 (the "Original Offer"), as extended by the Notice of Extension dated May 29, 2007 (the "First Extension Notice"), as further extended by the second Notice of Extension dated June 8, 2007 (the "Second Extension Notice") and as extended, amended and supplemented by the Notice of Extension and Variation dated June 29, 2007 (the "First Variation"), to purchase all of the outstanding common shares (the "Shares") and warrants (the "Warrants") of Rio Narcea Gold Mines, Ltd. ("Rio Narcea"), including Shares that may become outstanding after the date of the Original Offer but before the Expiry Time upon the exercise of options (the "Options") or other rights to acquire Shares in order to extend the expiry of the Offer, 6:00 p.m. (Pacific time) on July 16, 2007 to 6:00 p.m. (Pacific time) on August 10, 2007 (the "Expiry Time"), as described in detail below.

ON JULY 16, 2007 THE OFFEROR TOOK UP 120,537,264 SHARES, REPRESENTING APPROXIMATELY 71% OF THE OUTSTANDING SHARES AND 14,787,870 WARRANTS, REPRESENTING APPROXIMATELY 67% OF THE OUTSTANDING WARRANTS.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 6:00 P.M. (PACIFIC TIME) ON AUGUST 10, 2007. SHAREHOLDERS MUST INSTRUCT THEIR BROKERS OR OTHER INTERMEDIARIES PROMPTLY IF THEY WISH TO TENDER.

This Notice of Extension should be read in conjunction with the Original Offer and accompanying circular (the "Original Circular") dated April 20, 2007 (the "Original Offer and Circular"), as amended and supplemented by the First Extension Notice, the Second Extension Notice and the First Variation (together, the "Amendments"). Except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, as amended and supplemented by the Amendments, remain unchanged. Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Extension and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

All references to the "Offer" in the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Amendments and this Notice of Extension mean the Original Offer, as amended and supplemented by the Amendments and this Notice of Extension.

Shareholders and Warrantholders who wish to accept the Offer must complete and execute the Letter of Transmittal that accompanied the Original Offer and Circular and deposit it, or a facsimile copy of such manually executed Letter of Transmittal, together with the certificate or certificates representing their Shares and Warrants, at one of the offices of Computershare Investor Services Inc. (the "Depositary") set out below and in the Letter of Transmittal prior to the Expiry Time, in accordance with the instructions in the Letter of Transmittal. Alternatively, a Shareholder or Warrantholder who wishes to deposit such Shares or Warrants and whose certificate or certificates for such Shares or Warrants are not immediately available may accept the Offer by completing and executing the Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, in accordance with the procedures for guaranteed delivery set out in Section 3 of the Original Offer, "Manner of Acceptance".

Questions and requests for assistance may be directed to the Depositary or Georgeson Shareholder Communications Canada, Inc., the Information Agent for the Offer, at the addresses and telephone numbers set out below and on the last page of this Notice of Extension. Additional copies of this document, the Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Amendments may be obtained upon request without charge from the Depositary at its office in Toronto, as set out below and in the Letter of Transmittal and are available on SEDAR at www.sedar.com or on the website of the SEC at www.sec.gov.

THE DEPOSITARY FOR THE OFFER IS:	THE INFORMATION AGENT FOR THE OFFER IS:

Computershare Investor Services Inc.	Georgeson Shareholder Communications Canada, Inc.

By Registered Mail, Hand or Courier	100 University Avenue
100 University Avenue, 9th Floor	11th Floor, South Tower
Toronto, Ontario M5J 2Y1	Toronto, Ontario M5J 2Y1

By Mail	Inquiries
P.O. Box 7021	North American Toll Free: 1-866-676-3005
31 Adelaide Street East
Toronto, Ontario M5C 3H2	THE DEALER MANAGER FOR THE OFFEROR IS:
Attention: Corporate Actions
Haywood Securities Inc.
Inquiries
North American Toll Free: 1-800-564-6253	Commerce Place, 400 Burrard Street, Suite 2000
Outside of North America: 1-514-982-7555	Vancouver, British Columbia, V6C 3A6
E-mail: corporateactions@computershare.com	Telephone: 604-697-7100
Toll Free: 1-800-663-9499

Persons whose Shares and Warrants are registered in the name of a broker nominee or other intermediary should contact their stockbroker, investment dealer, bank, trust company or other intermediary for assistance in depositing their Shares and Warrants.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders or Warrantholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders and Warrantholders in any such jurisdiction.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent for the Offer.

The disposition of Shares and Warrants may have tax consequences. Shareholders and Warrantholders are encouraged to consult their own tax advisors. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Consequences" in the Original Circular.

NOTICE TO UNITED STATES HOLDERS

The Offer is made for the securities of a Canadian corporation and while the Offer is subject to the disclosure requirements of Canada, Shareholders and Warrantholders should be aware that such requirements are different from disclosure requirements in the United States. The Offeror is permitted to prepare the Offer and Circular in accordance with Canadian disclosure requirements.

Shareholders and Warrantholders should also be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Shares or Warrants or related securities of Rio Narcea during the period that the Offer is outstanding, as permitted by applicable Canadian federal or provincial laws or regulations. Shareholders and Warrantholders should also be aware that the disposition of the Shares and Warrants described herein may have tax consequences both in the United States and Canada.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that Rio Narcea is located in Canada, and that some or all of its officers and directors are residents of a foreign country.

NOTICE TO HOLDERS OF OPTIONS

The Offer is not made for Options. The board of directors of Rio Narcea allowed all persons holding Options granted under the Option Plans, which by their terms were currently exercisable or not, to exercise all of their Options and tender the Shares issued upon exercise thereof under the Offer, conditional upon the Offeror taking up and paying for the Shares under the Offer. That event has now occurred and options which were conditionally exercised prior to 6:00 p.m. (Vancouver time) on July 16, 2007 are deemed to have been exercised and the underlying shares have been deposited to the Offer and taken up by the Offeror.

Options which were not conditionally exercised can still be exercised, and the underlying shares tendered to the Offer, before the Expiry Time.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein and in the Original Offer and Circular, as amended and supplemented by the Amendments, are "forward-looking statements" and are prospective. Forward-looking statements include, among others, statements relating to the acquisition of Rio Narcea and the future performance of Lundin Mining. Forward-looking statements are typically identified by words such as "believe", "expect", "anticipate", "intend", "seek", "estimate", "plan", "forecast", "project", "budget", "may", "should" and "could", and similar expressions. Forward-looking statements are neither promises nor guarantees, but are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Lundin Mining, or the developments of Lundin Mining’s business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Forward-looking statements are based on certain material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection, such as the ability of the Offeror to complete the Offer, and any Compulsory Acquisition, Subsequent Share Acquisition Transaction or Subsequent Warrant Acquisition Transaction. These forward-looking statements are made by Lundin Mining and the Offeror in light of management’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Offeror believes are appropriate in the circumstances. Although Lundin Mining and the Offeror believe that their plans, intentions and expectations reflected in these forward-looking statements are reasonable, actual results relating to, among other things, the Offer and any Compulsory Acquisition, Subsequent Share Acquisition Transaction or Subsequent Warrant Acquisition Transaction, could differ materially from those currently anticipated in such statements by reason of factors such as: (1) changes in general economic conditions; (2) the level of acceptance of the Offer by Shareholders and Warrantholders; (3) the risk of new and changing regulation; (4) risks involved in the completion and integration of the acquisition; (5) expected benefits of the acquisition not being fully realized or realized within the expected time frame; (6) costs or difficulties related to obtaining required regulatory approvals or unanticipated approvals required to complete the acquisition; (7) legislative or regulatory changes adversely affecting the business in which Lundin Mining is engaged; and (8) changes in the securities or capital markets.

Forward-looking statements in this document are based on management’s reasonable beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and Lundin Mining and the Offeror disavow and disclaim any obligation to do so.

CURRENCY

All references in the Offer and the Circular to "dollars" or "$" are to Canadian dollars, unless otherwise indicated. On July 16, 2007, the Bank of Canada noon spot rate of exchange for Canadian dollars, expressed in U.S. dollars was CDN$1.00 = U.S.$0.9588.

NOTICE OF EXTENSION

The Original Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery, as amended and supplemented by the Amendments and this Notice of Extension, contain important information that should be read carefully before making a decision with respect to the Offer.

July 17, 2007

TO:             RIO NARCEA SHAREHOLDERS AND WARRANTHOLDERS

This Notice of Extension amends and supplements the Original Offer and Circular dated April 20, 2007, as amended and supplemented by the Amendments, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Shares and Warrants of Rio Narcea, including Shares that may become outstanding after the date of the Original Offer but before the Expiry Time upon the exercise of Options or other rights to acquire Shares, in order to extend the expiry of the Offer to 6:00 p.m. (Pacific time) on August 10, 2007, as described in detail below.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by the Amendments, continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Unless the subject matter or the context is inconsistent therewith, terms used in this Notice of Extension and not defined herein that are defined in the Original Offer and Circular have the respective meanings ascribed thereto in the Original Offer and Circular.

All references to the "Offer" in this Notice of Extension and in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by the Amendments, mean the Original Offer, as amended and supplemented hereby.

1.                 Ownership of Shares and Warrants by Offeror

Rio Narcea has advised the Offeror that on July 16, 2007, there were issued and outstanding 169,243,120 Shares and 22,075,000 Warrants. On July 16, 2007, the Offeror took up 120,537,264 Shares, representing approximately 71% of the Shares, and 14,787,870 Warrants, representing approximately 67% of the Warrants.

2.                 Extension of the Offer

By notice to the Depositary on July 16, 2007, the Offeror has extended the expiry of the Offer to 6:00 p.m. (Pacific time) on August 10, 2007, unless the Offer is further extended or withdrawn. Accordingly, the definition of "Expiry Date" in the "Glossary" section of the Original Offer and Circular is deleted and replaced by the following:

"Expiry Date" means August 10, 2007, or such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

In addition, all references to July 16, 2007 or to 6:00 p.m. (Pacific time) on July 16, 2007 in the Original Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by the Amendments, are amended to refer to August 10, 2007 or to 6:00 p.m. (Pacific time) on August 10, 2007, respectively.

3.                 Recent Developments

On July 17, 2007, Lundin Mining announced that 120,537,264 Shares (representing approximately 71% of the issued and outstanding Shares) and 14,787,870 Warrants (representing approximately 67% of the outstanding Warrants) had been validly deposited to the Offer and not withdrawn and that, by notice to the Depositary given at 5:48 p.m. (Pacific time) on July 16, 2007, the Offeror had taken up all of such Shares and Warrants. Lundin Mining also announced that the Expiry Time of the Offer had been extended to 6:00 p.m. (Pacific time) on August 10, 2007.

In accordance with the terms of the Support Agreement, it is anticipated that on or about July 17, 2007, five of the seven directors of Rio Narcea will resign and be replaced by nominees of Lundin Mining, at which time the Support Agreement will terminate.

Effective July 13, 2007, the Offeror continued from British Columbia into the federal jurisdiction under the Canada Business Corporations Act and changed its name from 0766284 B.C. Ltd. to 4352351 Canada Inc.

4.                Time for Acceptance

The Offer is now open for acceptance until 6:00 p.m. (Pacific time) on August 10, 2007, unless further extended or withdrawn by the Offeror.

Subject to applicable Law, the Offeror reserves the right, in its sole discretion, to further extend or vary the Offer one or more times provided the Offeror has, to the extent legally permitted, concurrently with or before such extension taken up and paid for all Shares and Warrants then validly tendered (and not properly withdrawn) pursuant to the Offer. In such case the Offeror shall provide written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. The Offeror will, forthwith after giving any such notice or communication, make a public announcement of the further extension or variation, and will cause the Depositary (as soon as practicable thereafter) to provide a copy of such notice or communication, in the manner set out in Section 11 of the Offer, "Notice and Delivery", to all Shareholders and Warrantholders whose Shares and Warrants, respectively, have not been taken up prior to the extension or variation and to the TSX. Any notice of further extension or variation will be deemed to have been given and to be effective on the day on which it is delivered (or otherwise communicated in writing) to the Depositary at its office in Toronto, Ontario.

During this and any further extension or variation, all Shares and Warrants previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 7 of the Offer, "Withdrawal of Deposited Shares and Warrants".

See Section 5 of the Offer, "Extension and Variation of the Offer".

5.                 Manner of Acceptance

Shares and Warrants may be deposited under the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”.

6.                 Take-up and Payment for Deposited Shares and Warrants

All conditions of the Offer (including those referred to in Section 4 of the Offer "Conditions of the Offer"), were satisfied as at 6:00 p.m. on July 16, 2007. Accordingly, the Offeror took up and paid for Shares and Warrants validly deposited under the Offer and not properly withdrawn as of 6:00 p.m. on July 16, 2007.

Any Shares and Warrants validly deposited and not withdrawn after 6:00 p.m. on July 16, 2007 but prior to the Expiry Time will be taken up and paid for not later than ten days after they have been deposited.

See Section 6 of the Offer, “Take-Up and Payment for Deposited Shares and Warrants”.

7.                 Withdrawal of Deposited Shares and Warrants

Except as otherwise stated herein or in Section 7 of the Original Offer, “Withdrawal of Deposited Shares and Warrants”, all deposits of Shares and Warrants pursuant to the Offer are irrevocable.

Unless otherwise required or permitted by applicable Laws, any Shares or Warrants deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing holder:

(a)     at any time before the Shares or Warrants have been taken up by the Offeror pursuant to the Offer;

(b)     if the Shares or Warrants have not been paid for by the Offeror within three Business Days after having been taken up;

(c)     at any time before the expiration of 10 days from the date upon which either:

(i)      a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder or Warrantholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)     a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Shares or Warrants where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgment of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Shares or Warrants deposited under the Offer have not been taken up by the Offeror at the date of the notice.

In order for any withdrawal to be effective, a notice of withdrawal must be in writing, and must be actually received by the Depositary at the place of deposit of the applicable Shares or Warrants (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal.

Withdrawals may not be rescinded and any Shares or Warrants withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders and Warrantholders in certain Provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" below and in the Original Offer and Circular.

Notwithstanding the provisions of Section 7 of the Offer, the rights of withdrawal of Shares deposited under the Offer by the Locked-Up Shareholders are subject to the Lock-Up Agreement.

See Section 7 of the Offer, “Withdrawal of Deposited Shares and Warrants”.

8.                 Changes in Information in the Circular

The following paragraph is added immediately following the third paragraph under the section of the Circular entitled "Warrants – Subsequent Warrant Acquisition Transaction":

"Warrantholders may not have a separate class vote in respect of the approval of a Subsequent Warrant Acquisition Transaction, other than the Warrant Indenture Amendment."

9.                 Consequential Amendments to the Original Offer and Circular and Other Documents

The Original Offer and Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Amendments are amended to the extent necessary to reflect the amendments and supplements contemplated by and the information contained in this Notice of Extension.

10.              Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders and Warrantholders with, in addition to any other rights they may have at law, rights of rescission or damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders and Warrantholders. However, such rights must be exercised within prescribed time limits. Shareholders and Warrantholders should refer to the applicable provisions of the securities legislation of their province or territory of residence for particulars of those rights or consult with a lawyer.

11.              Directors’ Approval

The contents of this Notice of Extension have been approved and the sending, communication or delivery thereof to the Shareholders and Warrantholders has been authorized by the board of directors of each of the Offeror and Lundin Mining Corporation.

CERTIFICATE OF 4352351 CANADA INC.

July 17, 2007

The foregoing, together with the Offer and Circular dated April 20, 2007, as amended and supplemented by the Notice of Extension dated May 29, 2007, the Second Notice of Extension dated June 8, 2007 and the Notice of Extension and Variation dated June 29, 2007, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed)	Karl Axel Waplan	(Signed)	Kevin Hisko
	President and Chief Executive Officer		Director

CERTIFICATE OF LUNDIN MINING CORPORATION

July 17, 2007

The foregoing, together with the Offer and Circular dated April 20, 2007, as amended and supplemented by the Notice of Extension dated May 29, 2007, the Second Notice of Extension dated June 8, 2007 and the Notice of Extension and Variation dated June 29, 2007, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed)	Karl-Axel Waplan	(Signed)	Anders Haker
	President and Chief Executive Officer		Chief Financial Officer

(Signed)	Lukas Lundin	(Signed)	Colin K. Benner
	Chairman and Director		Vice Chairman and Director

THE DEPOSITARY FOR THE OFFER IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Registered Mail, Hand or Courier

100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Inquiries

North American Toll Free: 1-800-564-6253
Outside of North America: 1-514-982-7555
E-mail: corporateactions@computershare.com

THE INFORMATION AGENT FOR THE OFFER IS:

Georgeson Shareholder Communications Canada, Inc.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario M5J 2Y1

North American Toll Free: 1-866-676-3005

THE DEALER MANAGER FOR THE OFFER IS:

Haywood Securities Inc.

Suite 2000-400 Burrard Street
Vancouver, British Columbia V6C 3A6

Telephone: 604-697-7113
North American Toll Free: 1-800-663-9499

Any questions or requests for assistance may be directed by Shareholders and Warrantholders to the Depositary, the Information Agent or the Dealer Manager at their respective telephone numbers and locations set forth above.

(This page intentionally left blank)

Please direct all inquiries to:

QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE INFORMATION IN THIS
DOCUMENT SHOULD BE DIRECTED TO OUR INFORMATION AGENT:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-676-3005

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

99.1	Press Release of Lundin Mining Corporation, dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 5, 2007)

99.2

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 17, 2007)

99.3	Press Release of Lundin Mining Corporation, dated April 20, 2007 (1)

99.4	Press Release of Lundin Mining Corporation, dated May 29, 2007 (1)

99.5	Press Release of Lundin Mining Corporation, dated June 8, 2007 (1)

99.6	Press Release of Lundin Mining Corporation, dated June 29, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 2, 2007)

99.7	Press Release of Lundin Mining Corporation, dated July 17, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 17, 2007)

(1)    Previously filed.

II-1

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertaking.

(a)     The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

(b)     The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

2.        Consent to Service of Process.

(a)      At the time of filing this Schedule the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)      Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

III-1

PART IV

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4352351 Canada Inc.

By: /s/ Kevin Hisko
Name: Kevin Hisko
Title: Director

Date: July 17, 2007

IV-1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Lundin Mining Corporation, dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 5, 2007)

99.2

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of April 17, 2007)

99.3	Press Release of Lundin Mining Corporation, dated April 20, 2007 (1)

99.4	Press Release of Lundin Mining Corporation, dated May 29, 2007 (1)

99.5	Press Release of Lundin Mining Corporation, dated June 8, 2007 (1)

99.6	Press Release of Lundin Mining Corporation, dated June 29, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 2, 2007)

99.7	Press Release of Lundin Mining Corporation, dated July 17, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation's Form 6-K, filed with the Commission as of July 17, 2007)

(1)    Previously filed.